UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 24, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated March 24, 2010, announcing that STMicroelectronics, in connection with its legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against its instructions, received a court ruling affirming the unanimous arbitration award in its favor for more than US$431 million, including collected interest, entered in February 2009 by FINRA.

PR No. C2619C

U.S. Federal Court Affirms STMicroelectronics' Award Against Credit Suisse

Geneva, March 24, 2010 - In connection with its legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Company's instructions, STMicroelectronics (NYSE:STM) received late yesterday a court ruling affirming the unanimous arbitration award in its favor for more than US$431 million, including collected interest, entered in February 2009 by FINRA.

The ruling of the federal district court in New York denied Credit Suisse's motion to vacate the award, also granting the Company's petition to affirm the award and directing Credit Suisse to pay the Company the unpaid balance.  Based on the ruling the Company should receive approximately US$354 million, which include approximately US$23 million of interest to date, in addition to the approximately US$75 million previously received in December upon selling a portion of these securities.

Please refer to our Annual Report on Form 20F filed with the SEC on March 10, 2010 for a more complete description of this matter.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 24, 2010	By:	/s/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer